Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the Fourth Quarter and Full Year 2017

Hong Kong, March 9, 2018— UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

UTStarcom’s Chief Executive Officer Tim Ti stated, “Our performance in 2017 was excellent.  This is the second consecutive year that we delivered operating profits.  Revenue growth was in the double digits, gross margin expanded and non-GAAP EPS was up 200%.  We exceeded our financial goals and continue to invest aggressively in R&D to develop and introduce new and improved products to strengthen our competitive position.  Although fourth quarter revenue was lower than anticipated, this does not diminish the outstanding performance we delivered for the year, as the fourth quarter revenue was simply impacted by the timing of order delivery.”

Tim continued, “We are confident that our technologies, product solutions and geographic coverage provide the foundation for a solid future.  We are seeing strength in India, and early traction in South America and Taiwan.  We have introduced important new products, specifically SyncRing, and see other opportunities developing, such as in retail store automation.  Our operating achievements in 2017 position us well for future growth. We have a dedicated, talented team in place to deliver long-term value to our shareholders.”

Business Highlights

•                  In October 2017, the Company announced that the special committee of the Company’s board of directors had received a notice from Shah Capital Opportunity Fund LP, Himanshu H. Shah, Hong Liang Lu and certain of his affiliates and Tim Ti (collectively, the “Consortium”) to withdraw the preliminary non-binding take-private proposal letter dated March 31, 2017 from the Consortium to the Board

•                  In November 2017, Mr. Xiaoping Li resigned from the Company’s Board of Directors in November 2017 and was replaced by Ms. Wendong Zhang

•                  The Company achieved significant milestones in developing its business in India, including important customer wins and outsourcing of product manufacturing to a local manufacturer

•                  The Company announced an agreement has been signed to form a joint venture with a leading Zhejiang-based manufacturer of refrigerators to develop a “smart merchandising machine” utilizing the Company’s advanced communication and cloud based technologies

Fourth Quarter and Full Year 2017 Financial Results

In addition to disclosing financial measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures.  The Company believes that the public’s understanding of the Company’s business is enhanced when it has access to the same information that management uses to analyze and operate the business.  The Company believes that the non-GAAP measures presented here offer additional insight into the condition and trends of its business.  Further explanation of the use of non-GAAP financial information, and reconciliation to the corresponding GAAP measures, can be found at the end of this release.

Summary of Q4 2017 Key Financials

	Q4 2017 GAAP	Y/Y Change*	Q4 2017 Non-GAAP	Y/Y Change*
Revenue	$18.2	-33.8%	$18.2	-33.8%
Gross Margin	25.0%	-1150 bps	25.1%	-1140 bps
Operating Expenses	$6.5	+3.6%	$6.3	-0.5%
Operating Income/(Loss)	$(1.9)	-$5.7	$(1.7)	-$5.5
Net Income/(Loss)	$(3.5)	-$1.9	$(3.3)	-$1.6
Basic EPS	$(0.10)	-$0.05	$(0.09)	-$0.04
Operating Cash Flow	$(8.0)	-$9.6
Cash Balance	$79.7	-5.0%

* Dollar comparisons are used where percentage comparisons are not meaningful.

*All the numbers in U.S. Dollars are in million except EPS

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Summary of Full Year 2017 Key Financials

	2017 GAAP	Y/Y Change*	2017 Non-GAAP	Y/Y Change*
Revenue	$98.3	+13.6%	$98.3	+14.0%
Gross Margin	33.7%	+90 bps	33.7%	+80 bps
Operating Expenses	$26.6	-0.1%	$25.8	+5.6%
Operating Income/(Loss)	$6.5	+$4.8	$7.4	+$3.4
Net Income/(Loss)	$7.0	+$6.7	$7.8	+$5.3
Basic EPS	$0.20	+$0.19	$0.22	+$0.15
Operating Cash Flow	$3.8	-$1.9
Cash Balance	$79.7	-5.0%

Total Revenues

Three months ended December 31, 2017 and 2016

Q4 2017 total GAAP revenues were $18.2 million, a decrease of 33.8 % from $27.5 million for the corresponding period of 2016.  GAAP and Non-GAAP revenues are essentially the same.

•                      Q4 2017 Non-GAAP net equipment sales were $13.4 million, a decrease of 28.3% from $18.7 million for the corresponding period in 2016.  The decrease was mainly due to timing of order delivery

•                      Q4 2017 Non-GAAP net services sales were $4.8 million, a decrease of 45.4% from $8.9 million for the corresponding period in 2016.  The decrease was mainly attributable to the unusually high India services revenue attained in Q4 2016

Twelve months ended December 31, 2017 and 2016

2017 total GAAP revenues were $98.3 million, an increase of 13.6% from $86.5 million in 2016.

2017 total Non-GAAP revenues were $98.3 million, an increase of 14.0% from $86.2 million in 2016.

•                      2017 Non-GAAP net equipment sales were $77.2 million, an increase of 25.7% from $61.4 million for the corresponding period in 2016.  The increase was mainly due to the increased sales of the 100G Packet Transport Network (“PTN”) products and Third Party Sales (“TPS”)

•                      2017 Non-GAAP net services sales for 2017 were $21.0 million, a decrease of 15.2% from $24.8 million for the corresponding period in 2016.  The decrease was mainly attributable to unusally high India services revenue attained in 2016

Gross Profit

Three months ended December 31, 2017 and 2016

Q4 2017 GAAP gross profit was $4.5 million, or 25.0% of net sales, compared to $10.1 million, or 36.5% of net sales, for the corresponding period in 2016.

Q4 2017 Non-GAAP gross profit was $4.6 million, or 25.1% of net sales, compared to $10.1 million or 36.5% of net sales, for the corresponding period in 2016.

•                  Q4 2017 Non-GAAP equipment gross profit was $3.5 million, compared to $5.4 million for the corresponding period in 2016.  Q4 2017 Non-GAAP equipment gross margin was 26.3%, compared to 28.8% for the corresponding period in 2016.  The reduced gross profit was primarily due to sales of lower-margin equipment in India

•                  Q4 2017 Non-GAAP service gross profit was $1.0 million, compared to $4.7 million for the corresponding period in 2016.  Q4 2017 Non-GAAP service gross margin was 21.6%, compared to 52.8% for the corresponding period in 2016. This decrease was primarily attributable to unusually high services margin in India in Q4 2016

Twelve months ended December 31, 2017 and 2016

2017 GAAP gross profit was $33.1 million, or 33.7% of net sales, compared to $28.4 million, or 32.8% of net sales, in 2016.

2017 Non-GAAP gross profit was $33.2 million, or 33.7% of net sales, compared to $28.4 million, or 32.9% of net sales, in 2016.

•                  2017 Non-GAAP equipment gross profit was $26.6 million, compared to $20.3 million for the corresponding period in 2016.  2017 Non-GAAP equipment gross margin was 34.5%, compared to 33% in 2016

•                  2017 Non-GAAP service gross profit was $6.5 million, compared to $8.1 million in 2016.  2017 Non-GAAP service gross margin was 30.9%, compared to 32.7% in 2016

Operating Expenses

Three months ended December 31, 2017 and 2016

Q4 2017 GAAP operating expenses were $6.5 million, compared to $6.3 million for the corresponding period in 2016.

Q4 2017 Non-GAAP operating expenses were $6.3 million, compared to $6.3 million for the corresponding period in 2016.

•                      Q4 2017 Non-GAAP selling, general and administrative (“SG&A”) expenses were $2.8 million, compared to $4.9 million for the corresponding period in 2016.  The decrease was primarily due to the reversal of a bad debt allowance in India and one-time expenses for the Virtual Gateway Labs (“VGL”) that were reclassified from research and development (“R&D”) to Selling in 2016

•                      Q4 2017 Non-GAAP R&D expenses were $3.5 million, compared to $1.4 million for the corresponding period in 2016.  The increase was primarily due to higher headcount to strengthen the research and development team and one-time expenses reclassification of VGL’s expenses to SG&A to properly reflect the nature of these expenses

Twelve months ended December 31, 2017 and 2016

2017 GAAP operating expenses were $26.6 million, a decrease of 0.1% from $26.6 million in 2016.

2017 Non-GAAP operating expenses were $25.8 million, an increase of 5.6% from $24.4 million in 2016.

•                      2017 Non-GAAP SG&A expenses were $16.0 million, compared to $16.0 million in 2016. Higher professional fees were offset by the one-time reclassification of VGL expenses

•                      2017 Non-GAAP R&D expenses were $9.8 million, compared to $8.5 million in 2016.  The increase was mainly due to higher headcount to strengthen the research and development team

Operating Income (Loss)

Three months ended December 31, 2017 and 2016

Q4 2017 GAAP operating loss was $1.9 million, compared to GAAP operating income of $3.8 million for the corresponding period of 2016.

Q4 2017 Non-GAAP operating loss was $1.7 million, compared to Non-GAAP operating income of $3.7 million for the corresponding period of 2016.

Twelve months ended December 31, 2017 and 2016

2017 GAAP operating income was $6.5 million, compared to $1.7 million in 2016.

2017 Non-GAAP operating income was $7.4 million, compared to $3.9 million in 2016.

Equity Pick Up of Losses of an Associate

Three months ended December 31, 2017 and 2017

Q4 2017 equity pick up of losses of an associate was $0.4 million, compared to equity pick up of gains of an associate of $1.0 million in Q4 2016.

Twelve months ended December 31, 2017 and 2016

2017 equity pick up of losses of an associate was $0.7 million, compared to equity pick up of gains of an associate of $1.0 million in 2016.

Investment Impairment

Three months ended December 31, 2017 and 2016

Q4 2017 investment impairment was $0.4 million, compared to $5.3 million in the corresponding period in 2016.  The $0.4 million investment impairment in Q4 2017 was in the AioTV Inc. (“AioTV”) investment.  The $5.3 million investment impairment in Q4 2016 consisted of $4.3 million impairment on AioTV, $0.8 million impairment on GCT Semiconductor, Inc. (“GCT”) investment and $0.2 million impairment on SBI NEO Technology (“SBI”) investment.

Twelve months ended December 31, 2017 and 2016

2017 investment impairment was $1.7 million, compared to $5.3 million in 2016.  The $1.7 million investment impairment in 2017 was from the AioTV investment.  The $5.3 million investment impairment in 2016 consisted of $4.3 million impairment on AioTV, $0.8 million impairment on GCT and $0.2 million impairment on SBI.

Net Income (Loss)

Three months ended December 31, 2017 and 2016

Q4 2017 GAPP net loss attributable to UTStarcom’s shareholder was $3.5 million, compared to net loss attributable to UTStarcom’s shareholders of $1.6 million for the corresponding period in 2016.  Q4 2017 basic loss per share was $0.10, compared to basic net loss per share of $0.05 for the corresponding period of 2016.

Q4 2017 Non-GAAP net loss attributable to UTStarcom’s shareholders was $3.3 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $1.7 million for the corresponding period in 2016.  Q4 2017 Non-GAAP basic net loss per share was $0.09, compared to Non-GAAP basic net loss per share of $0.05 for the corresponding period of 2016.

Twelve months ended December 31, 2017 and 2016

2017 GAAP net income attributable to UTStarcom’s shareholders was $7.0 million, compared to net income attributable to UTStarcom’s shareholders of $0.3 million in 2016.  2017 basic net income per share was $0.20, compared to basic net income per share of $0.01 in 2016.

2017 Non-GAAP net income attributable to UTStarcom’s shareholders was $7.8 million, compared to Non-GAAP net income attributable to UTStarcom’s shareholders of $2.5 million in 2016.  2017 Non-GAAP basic net income per share in 2017 was $0.22, compared to Non-GAAP basic net income per share of $0.07 in 2016.

Cash Flow

Q4 2017, cash used in operating activities was $8.0 million.

Q4 2017, cash used in investing activities was $3.4 million.

Q4 2017, cash provided by financing activities was $0.1 million.

As of December 31, 2017, UTStarcom had cash and cash equivalents of $79.7 million.

Outlook

For Q1 2018, the Company expects to generate non-GAAP revenue in the range of $18 million to $23 million.

Fourth Quarter and full year 2017 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Friday, March 9, 2018 (9:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States: +1 (855) 821-9305

Canada: + 1 (855) 691-7946

Hong Kong: +852-3077-3569

China: 4006-126-501

The attendee passcode is: 17700145.

A replay of the call will be available two hours after the end of the conference call until 11:59a.m. U.S. Eastern Time on April 8, 2018.

The conference call replay number is +65 6653 5846.  The replay passcode for accessing the recording is 515076704.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications.  We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions.  The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload.  Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms.  UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; and Hangzhou, China.  For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook.  These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations.  These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result.  All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Ms. Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ms. Ning Jiang, Investor Relations
Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2017	2016
	(In thousands)
ASSETS
Current assets:
Cash, cash equivalents	$79,749	$83,922
Short-term investments	3,143	479
Accounts and notes receivable, net	16,911	18,329
Inventories and deferred costs	36,348	41,896
Prepaids and other current assets	26,326	18,392
Total current assets	162,477	163,018
Long-term assets:
Property, plant and equipment, net	1,714	1,610
Long-term deferred costs	277	276
Other long-term assets	18,240	13,799
Total long-term assets	20,231	15,685
Total assets	$182,708	$178,703

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$27,452	$22,480
Customer advances	21,828	29,046
Deferred revenue	7,286	10,779
Other current liabilities	27,362	24,863
Total current liabilities	83,928	87,168
Long-term liabilities:
Long-term deferred revenue and other liabilities	7,788	8,794
Total liabilities	91,716	95,962

Total equity	90,992	82,741
Total liabilities and equity	$182,708	$178,703

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31,		Twelve months ended December 31,
	2017	2016	2017	2016
	(In thousands,except per share data)
Net sales	$18,235	$27,546	98,292	$86,512
Cost of net sales	13,671	17,487	65,145	58,156
Gross profit	4,564	10,059	33,147	28,356
	25.0%	36.5%	33.7%	32.8%
Operating expenses:
Selling, general and administrative	2,939	4,843	16,779	18,146
Research and development	3,556	1,423	9,852	8,502
Total operating expenses	6,495	6,266	26,631	26,648

Operating Income (loss)	(1,931)	3,793	6,516	1,708

Interest income, net	335	252	1,129	816
Other income (expense), net	581	1,020	2,976	2,748
Equity pick up of gains (losses) of an associate	(397)	984	(687)	984
Investment Impairment	(382)	(5,336)	(1,690)	(5,336)
Income (loss) before income taxes	(1,794)	713	8,244	920
Income taxes expenses	(1,759)	(2,498)	(1,263)	(788)
Net Income (loss)	(3,553)	(1,785)	6,981	132
Net loss attributable to noncontrolling interests	—	158	—	158
Net Income (loss) attributable to UTStarcom Holdings Corp.	$(3,553)	$(1,627)	$6,981	$290

Net Income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.10)	$(0.05)	$0.20	$0.01
Weighted average shares outstanding—Basic	35,535	35,390	35,467	35,806

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended December 31,		Twelve months ended December 31,
	2017	2016	2017	2016
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(3,553)	$(1,785)	$6,981	$132
Depreciation	155	171	628	1,208
Provision for doubtful accounts	(709)	840	4	1,564
Provision for (recovery of) deferred costs	334	173	4,159	(2,654)
Stock-based compensation expense	211	(54)	866	2,238
Net loss (gain) on disposal of assets	—	22	—	(62)
Gain on release of tax liability due to expiration of the statute of limitations	—	(2,465)	(1,478)	(3,272)
Deferred income taxes	(870)	722	(963)	771
Loss (gain) from equity investments, net	397	(984)	687	(984)
Other-than-temporary impairment of equity investments	382	5,336	1,690	5,336
Loss (gain) on Cumulative Transfer Adjustment recognition from liquidation subsidiaries	—	9	(1,703)	(38)
Loss (gain) on sale investments	—	—	—	(83)
Changes in operating assets and liabilities	(4,370)	(408)	(7,033)	1,576
Net cash provided by (used in) operating activities	(8,023)	1,577	3,838	5,732

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(439)	(161)	(731)	(1,527)
Proceeds from sale of property, plant and equipment	—	—	—	85
Change in restricted cash	(3,141)	581	(6,219)	1,322
Purchase of investment interests	—	(300)	(481)	(300)
Purchase of short-term investment interests	209	—	(3,164)	—
Proceeds from refund of investment interests	—	7,263	499	7,683
Net cash provided by (used in) investing activities	(3,371)	7,383	(10,096)	7,263

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase the non-controlling interest	—	(304)	—	(304)
Issuance(Repurchase) of stock, net of expenses	113	—	113	—
Repurchase of ordinary share	—	(474)	(140)	(4,096)
Net cash provided by (used in) financing activities	113	(778)	(27)	(4,400)
Effect of exchange rate changes on cash and cash equivalents	(195)	(5,383)	2,112	(1,723)
Net increase (decrease) in cash and cash equivalents	(11,476)	2,799	(4,173)	6,872
Cash and cash equivalents at beginning of period	91,225	81,123	83,922	77,050
Cash and cash equivalents at end of period	$79,749	$83,922	$79,749	$83,922

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

To supplement our unaudited condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended December 31,		Twelve months ended December 31,
	2017	2016	2017	2016
	(In thousands)
Non-GAAP Revenue	$18,227	$27,534	$98,259	$86,216
Non-GAAP Gross profit	4,571	10,059	33,159	28,357
Non-GAAP Gross Margin %	25.1%	36.5%	33.7%	32.9%
Non-GAAP Operating Income (loss)	(1,720)	3,739	7,382	3,946
Non-GAAP Net Income (loss) attributable to UTStarcom	$(3,342)	$(1,681)	$7,847	$2,528
Non-GAAP Net Income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.09)	$(0.05)	$0.22	$0.07
Weighted average shares outstanding—Basic	35,535	35,390	35,467	35,806

UTStarcom Holdings Corp.

Unaudited GAAP to unaudited Non-GAAP Reconciliation

To supplement our unaudited condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended December 31,		Twelve months ended December 31,
	2017	2016	2017	2016
	(In thousands)
Reconciliation of Revenue
GAAP Net revenue	$18,235	$27,546	$98,292	$86,512
Less: China IPTV revenue	8	12	33	296
Non-GAAP Net revenue	$18,227	$27,534	$98,259	$86,216

GAAP Gross Margin
US. GAAP as reported	$4,564	$10,059	$33,147	$28,356
Add: Stock based compensation - COGS	7	—	12	1
Non-GAAP Gross Margin	$4,571	$10,059	$33,159	$28,357

Reconciliation of Operation Income(loss)
GAAP Operation Income(loss)	$(1,931)	$3,793	$6,516	$1,708
Add: Stock based compensation	211	(54)	866	2,238
Non-GAAP Operation Income(loss)	$(1,720)	$3,739	$7,382	$3,946

Reconciliation of Net Income(loss)
GAAP Net Income(loss)	$(3,553)	$(1,627)	$6,981	$290
Add: Stock based compensation	211	(54)	866	2,238
Non-GAAP Net Income(loss)	$(3,342)	$(1,681)	$7,847	$2,528